Notice to ASX/LSE Rio Tinto and First Quantum Minerals partner to progress the La Granja copper project in Peru 30 March 2023 Rio Tinto and First Quantum Minerals ("First Quantum") have entered into an agreement to form a joint venture that will work to unlock the development of the La Granja copper project in Peru, one of the largest undeveloped copper deposits in the world. La Granja is a complex orebody located at high altitude in Cajamara, Northern Peru, that has the potential to be a large, long-life operation, with a published Indicated and Inferred Mineral Resource totalling 4.32 billion tonnes at 0.51 percent copper1. The joint venture will bring together the combined knowledge, expertise and resources of Rio Tinto and First Quantum Minerals to progress the project. Under the proposed transaction, First Quantum will acquire a 55% stake in the project for $105 million, and commit to further invest up to $546 million into the joint venture to sole fund capital and operational costs to take the project through a feasibility study and toward development. Upon completion of the sole funding commitment, all subsequent expenditures will be applied on a pro-rata basis according to the share ownership of the project. The transaction is expected to complete by the end of Q3 2023, subject to the satisfaction of regulatory approvals. As majority owner, First Quantum will then operate the La Granja project with initial work focussed on completing the feasibility study. Rio Tinto acquired the La Granja Project from the Government of Peru in 2006 and has since carried out an extensive drilling program that significantly expanded the declared resource and understanding of the orebody, and established partnerships with host communities, local and national governments. Rio Tinto Copper Chief Executive Bold Baatar said: “La Granja is an exciting but complex project that has the potential to be a significant new source of the copper that is needed for the energy transition. We are pleased to enter into this agreement with First Quantum, that will bring our combined development capabilities and deep knowledge of La Granja to progress the project. “This partnership underscores not only La Granja’s potential to be a significant copper producer, but Peru’s position as one of the world’s most important mining investment destinations. Developing La Granja would also further strengthen Rio Tinto’s copper portfolio following the acquisition of Turquoise Hill Resources and commencement of underground mining at Oyu Tolgoi in Mongolia.” First Quantum Chief Executive Officer, Tristan Pascall said. “I am very pleased to announce today’s partnership with Rio Tinto, a global leader in the mining industry. Rio Tinto’s work on La Granja has been extensive to date and we share our partner’s view that the project has the potential to be a Tier 1 copper mine. We look forward to working together to build on this foundation, leveraging First Quantum’s core 1 The Mineral Resources referred to in this release comprise 130 Mt at 0.85% Cu Indicated Mineral Resources and 4,190 Mt at 0.50% Cu Inferred Mineral Resources. These Mineral Resources were reported in Rio Tinto’s 2022 Annual Report released on 22 February 2023, which is available at Annual Report (riotinto.com). The Competent Person responsible for reporting these Mineral Resources is Joanna Marshall, a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM). Rio Tinto is not aware of any new information or data that materially affects these Mineral Resource estimates and confirms that all material assumptions and technical parameters underpinning the estimates continue to apply and have not materially changed. The company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified. Mineral Resources are quoted in this release on a 100 per cent basis. EXHIBIT 99.13

Notice to ASX/LSE 2 / 3 strengths in mine design, project development and community engagement to progress La Granja to the next stage. First Quantum is excited about broadening our existing relationships in Peru and we are appreciative of the support provided by the Government of Peru to this important partnership for its future major investment in the country.” Rio Tinto and FQM have also entered into a memorandum of understanding for strategic cooperation globally in copper and other base metals exploration and project development, as well as for sharing information and technical know-how around best-in-class mining, processing, and decarbonisation.

Notice to ASX/LSE 3 / 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com